Via Facsimile and U.S. Mail
Mail Stop 6010

January 14, 2009

Mr. Wayne Lorgus
Cordex Pharma, Inc.
Chief Financial Officer
470 Nautilus Street
Suite 300
La Jolla, CA 92073

   Re: **Cordex Pharma, Inc.**
      Item 4.01 Form 8-K
      File No. 000-33023

Dear Mr. Lorgus

   We have completed our review of your Form 8-K and have no further comments at this time.

        Sincerely,

        Tabatha Akins
        Staff Accountant